FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






The following is the text of a paid advertisement to appear in the Hong Kong press on Friday 24 February 2006.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                               HSBC HOLDINGS PLC
                (incorporated in England with limited liability)

  Waiver of Listing Rules to enable HSBC Holdings plc to hold Treasury Shares

On 19 December 2005, the Stock Exchange granted a conditional waiver to the Company in respect of Rule 10.06(5) of the Listing Rules to allow it, following any repurchase of shares, to elect to hold its own shares in treasury as opposed to automatically having to cancel those shares. As a consequence of the waiver the Stock Exchange has agreed certain modifications to other Listing Rules applicable to the Company.
Shares held in treasury may subsequently be sold for cash, transferred pursuant to an employees' share scheme or cancelled. This option is available to the Company under changes introduced in UK law.
The waiver is subject to certain conditions, including compliance by the Company with applicable law and regulation in the United Kingdom in relation to the holding of shares in treasury. As part of the waiver, the Company has agreed with the Stock Exchange a set of Modifications to the Listing Rules necessary to enable the Company to hold treasury shares. The Modifications also reflect various consequential matters to deal with the fact that the Company may hold treasury shares in the future. A full version of the Modifications is posted on the Company's website at www.hsbc.com and on the Stock Exchange's website at www.hkex.com.hk and copies of the Modifications are available on request from the Group Company Secretary, 8 Canada Square, London E14 5HQ and the Corporation Secretary, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong.
The waiver was granted and the consequential Modifications agreed with the Stock Exchange on the basis of, amongst other things, the specific circumstances of the Company as a company incorporated in England with a listing on the London Stock Exchange which, as a result, has the ability under UK law to hold any shares it repurchases in treasury.
Background

On 19 December 2005, the Stock Exchange granted a conditional waiver to the Company in respect of Rule 10.06(5) of the Listing Rules to allow it to hold its own shares in treasury. As a consequence of the waiver the Stock Exchange has agreed certain modifications to other Listing Rules applicable to the Company. As the Company is incorporated in England it is governed by applicable company law in the United Kingdom. Such law enables companies with a listing on the London Stock Exchange to hold their own shares in treasury following a share repurchase subject to certain conditions. The Company has a dual primary listing in Hong Kong and London. Following the changes to the law in the United Kingdom, the UKLA introduced changes to the UK Listing Rules to permit the holding of shares in treasury. In view of its primary listing in Hong Kong, the Company requested the Stock Exchange to grant a waiver in respect of Rule 10.06(5) of the Listing Rules, in addition to making certain consequential modifications to the other Listing Rules applicable to the Company, in order to enable it to make use of the flexibility, as a company incorporated in England, to repurchase its own shares and to hold them in treasury. The waiver is intended to put the Company in the same position in relation to treasury shares as other public companies in the United Kingdom whose shares are admitted to the official list of the Financial Services Authority. The Stock Exchange has agreed to grant the waiver and has agreed to the consequential Modifications, on the basis of, amongst other things, the specific circumstances of the Company.

Authority to hold Treasury Shares

Treasury shares are a company's own issued shares which it has repurchased but not cancelled. Pursuant to the Companies Act 1985 (as amended), the Company is permitted (with the approval of shareholders) to retain and hold in treasury any shares it repurchases up to a maximum of 10 per cent of its issued share capital from time to time. The Company obtained the authority of its shareholders at its Annual General Meeting held on 27 May 2005 to hold treasury shares subject to the approval of the Stock Exchange and other regulatory authorities in Hong Kong, which has now been obtained. Accordingly, the Company may now utilise this authority to acquire its own shares and hold them in treasury, and subsequently to sell or transfer such shares in satisfaction of the exercise of options under, or otherwise pursuant to, any of the Company's existing employees' share schemes. The existing repurchase authority granted by shareholders will expire at the Annual General Meeting on 26 May 2006 (at which meeting approval will be sought from shareholders to renew this authority).

Regulatory Controls

Pursuant to the Companies Act 1985 (as amended) a company incorporated in England that holds treasury shares is only entitled to (i) sell such treasury shares for cash, (ii) transfer such treasury shares for the purposes of, or pursuant to, an employees' share scheme, or (iii) cancel such treasury shares. Any sale of treasury shares for cash will be subject to the pre-emption rights of the existing holders of that class of shares (other than the company by virtue of it holding treasury shares) except to the extent that, inter alia, (i) the sale of such treasury shares falls within the limit of the general authority to disapply pre-emption rights (such authority was granted by the shareholders of the Company at its Annual General Meeting on 27 May 2005 and the Company will seek to renew this authority at its Annual General Meeting to be held on 26 May
2006), or (ii) the company is selling treasury shares for cash to an employees' share scheme. The UK Listing Rules require that if a company sells its treasury shares where such shares are listed, the price at which the company sells such shares must not be at a discount of more than 10 per cent to the middle market quotation of those listed shares (as derived from the daily official list of the London Stock Exchange) at the time of announcing the relevant offer or agreeing the placing of such shares unless the sale of such treasury shares is pursuant to a pre-existing general authority to disapply pre-emption rights or the sale at a discount is specifically approved by the company's shareholders. If a company cancels any of its treasury shares it must also diminish the amount of its issued share capital by the nominal amount of the shares cancelled.

Chapter 12 of the UK Listing Rules contains certain additional regulatory controls in respect of treasury shares which include, inter alia, the requirement (i) not to sell for cash or transfer for the purposes of or pursuant to an employees' share scheme any treasury shares during a prohibited period (within the meaning of the UK Listing Rules) other than in certain limited circumstances provided for in the UK Listing Rules, and (ii) to make a notification to a regulatory information service for dissemination to the UK market if (a) by virtue of it holding treasury shares, a company is allotted bonus shares (as described below) and (b) a company sells for cash, transfers for the purposes of, or pursuant to, an employees' share scheme or cancels any treasury shares it holds. When a company makes any repurchases of its shares it must also state in its notification relating to the repurchase the number of shares which will be or have been cancelled and the number of shares which will be or are held in treasury following any such repurchase. In accordance with its obligations under the Listing Rules the Company will make equivalent notifications to the Stock Exchange. In addition, the Company must disclose in its annual report and accounts sales of treasury shares for cash made otherwise than through the market, or in connection with an employees' share scheme, or otherwise than pursuant to an opportunity which was made available to all holders of the Company's listed shares on the same terms.

Rights Attaching to Treasury Shares

Shares held in treasury by a company incorporated in England remain part of such company's existing issued share capital. However, a company cannot exercise any right in respect of the treasury shares it holds; in particular, it does not have any right to attend and vote at meetings of the company, nor does it have a right to any dividend or other distribution of the company's assets in respect of the treasury shares it holds. However, in the event of a capitalisation issue by the company, it is entitled to receive fully paid bonus shares in respect of the treasury shares it holds which it can elect either to cancel or to hold in treasury after their allotment provided that the aggregate nominal value of the shares held in treasury, from time to time, does not exceed 10 per cent of the nominal value of the company's total issued share capital (including its treasury shares).

Description of Modifications

As part of the waiver, the Company has agreed with the Stock Exchange a set of Modifications to the Listing Rules necessary to enable the Company to hold treasury shares. The Modifications also reflect various consequential matters to deal with the fact that the Company may hold treasury shares in the future. In particular, Rule 10.06(5) of the Listing Rules is modified so that the requirement for the automatic cancellation of the listing of all shares which are purchased by an issuer will not apply to listed shares purchased by the Company and held as treasury shares. Shares purchased by the Company and held as treasury shares will remain listed and the listing will not be suspended or cancelled. Any subsequent sale of such treasury shares or transfer of such treasury shares pursuant to an employees' share scheme will not, for the purposes of the Listing Rules, constitute a new issue of shares and will not require a new listing application to be made.

The general mandate granted to the Directors on 27 May 2005 (which the Company will seek to renew at the Annual General Meeting to be held on 26 May 2006) to allot shares also applies to the sale of shares out of treasury for cash. The Company will make an announcement pursuant to Rule 13.28 if it agrees to sell treasury shares for cash (other than in connection with an employees' share scheme) in the same manner as the announcement that would be required for a new issue of shares for cash.

As stated above, the Company will make the same notifications to the Stock Exchange that it makes to the UK market in relation to any repurchase of shares to be held in treasury, and in relation to a sale and/or transfer of treasury shares, including notifications required to be made pursuant to Chapter 12 of the UK Listing Rules (as described in the paragraph headed "Regulatory Controls" above). The Company will make certain additional disclosures in relation to any shares repurchased and held in treasury in the explanatory statement seeking shareholder approval of the repurchase mandate and in the Company's annual report and accounts.

For the purposes of the connected transaction rules contained in Chapter 14A of the Listing Rules, any sale of treasury shares will generally be treated in the same manner as the issue of new securities. In relation to employees' share schemes, the provisions of Chapter 17 of the Listing Rules are modified to enable treasury shares to be used to satisfy the exercise of options under, or otherwise in connection with, the Company's employees' share schemes.

Generally, Listing Rules which contain a calculation by reference to the Company's issued share capital have been modified in so far as they apply to the Company so that any shares which the Company holds in treasury from time to time are excluded for the purposes of such calculation. In addition, the definition of market capitalisation in the Listing Rules has been modified so that for the purposes of calculating the market capitalisation of the Company pursuant to the relevant Listing Rule any treasury shares held by the Company are excluded from such calculation. As a consequence of these modifications, the relevant size tests used for the purposes of Chapters 14 and 14A have been modified so that
(i) the consideration ratio calculated in accordance with Rule 14.07(4), which refers to a listed issuer's total market capitalisation, will exclude any treasury shares the Company holds for the purposes of calculating its total market capitalisation, and (ii) the equity capital ratio calculated in accordance with Rule 14.07(5), which refers to a listed issuer's issued equity capital before the relevant transaction, will exclude any treasury shares the Company holds from its issued equity capital.

In addition, for the purposes of calculating the number of shares in the hands of the public pursuant to Rule 8.08, any treasury shares held by the Company will not be taken into consideration, with the effect that at least 25 per cent of the Company's issued share capital (excluding any treasury shares held by the Company) must be in public hands.

The modifications described above are a summary of only the key modifications made under the waiver. In addition, there are various consequential modifications to the Listing Rules which have been agreed between the Company and the Stock Exchange as sensible modifications in order to accommodate the holding by the Company of treasury shares. The full Modifications are posted on the Company's website at www.hsbc.com and on the Stock Exchange's website at www.hkex.com.hk and copies of the Modifications are available on request from the Group Company Secretary, 8 Canada Square, London E14 5HQ and the Corporation Secretary, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong.

Impact of Treasury Shares on Shareholders

The obligation on a shareholder to disclose an interest held in a company's shares in accordance with the provisions of Part XV the Securities and Futures Ordinance of Hong Kong (Cap 571) ("SFO") will not be affected by virtue of the Company holding shares in treasury. Shares held by the Company in treasury remain part of its issued share capital, therefore, if the Company repurchases shares and holds such shares in treasury rather than cancelling them it will not reduce the Company's issued share capital for the purposes of section 314 of the SFO. On this basis, a shareholder's interest in the issued share capital of the Company will not change (except to the extent that such shareholder's own shares have been repurchased by the Company).

Terms of the Waiver

The waiver is subject to certain conditions under which the Company will:

(a) comply with the Companies Act 1985 (as amended) and the UK Listing Rules in relation to treasury shares and inform the Stock Exchange as soon as practicable in the event of any failure to comply or any waiver from these requirements being granted;

(b) inform the Stock Exchange promptly in the event of any material change being made to the UK regime in relation to treasury shares;

(c) make an announcement on the grant of the waiver;

(d) confirm compliance with the conditions in the Company's annual report, annual review and with the Notice to Shareholders of any meeting at which a resolution to authorise the holding of treasury shares is to be considered; and

(e) in the event of changes to the Hong Kong regulatory regime and the Listing Rules, comply with the relevant changes in relation to treasury shares.

In accordance with the terms of the waiver, the Company will make an annual submission to the Stock Exchange in respect of any changes to the Listing Rules which may take place from time to time to assess whether they have any implications for its ability to hold treasury shares. In addition, should any further consequential modifications be required as a result of such changes to the Listing Rules, the Modifications shall be amended accordingly and a full version of the amended Modifications will be posted on the Company's website at www.hsbc.com and on the Stock Exchange's website at www.hkex.com.hk and copies of the amended Modifications will be available on request.

Definitions

"Company"              HSBC Holdings plc
"Listing Rules"        the Rules Governing the Listing of Securities on The
                       Stock Exchange of Hong Kong Limited
"London Stock          London Stock Exchange plc
Exchange"
"Modifications"        the modifications to the Listing Rules applicable to
                       the Company in relation to treasury shares agreed between the Company and the Stock Exchange and as set out in the memorandum dated October 2005 (as amended)

"Stock Exchange"       The Stock Exchange of Hong Kong Limited
"UK or United          the United Kingdom of Great Britain and Northern
Kingdom"               Ireland
"UKLA" or "United      the UK Financial Services Authority, in its capacity
Kingdom Listing        as the competent authority for Part VI of the UK
Authority"             Financial Services and Markets Act 2000
"UK Listing Rules"     the United Kingdom Listing Authority Listing Rules

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

23 February 2006

As at the date of this announcement, the Directors of HSBC Holdings plc are Sir John Bond, Baroness Dunn*, Sir Brian Moffat+, S K Green, A W Jebson, Lord Butler+, R K F Ch'ien+, J D Coombe+, R A Fairhead+, D J Flint, W K L Fung+, M F Geoghegan, S. Hintze+, J W J Hughes-Hallett+, Sir John Kemp-Welch+, Sir Mark Moody-Stuart+, S W Newton+, S M Robertson+, H Sohmen* and Sir Brian Williamson+.

* Non-executive Director
+ Independent non-executive Director

HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ, United Kingdom
Stock Code: 5


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  23 February 2006